GUANGSHEN RAILWAY ANNOUNCES 2004 ANNUAL RESULTS
               TOTAL TURNOVER INCREASED 23.1% TO RMB 3,038 MILLION
                 PROFIT ATTRIBUTABLE TO SHAREHOLDER SURGED 10.9%
                               TO RMB 567 MILLION
                                   *    *    *
                            BUSINESS SCALE ENLARGING
             IMPLEMENTING GREAT-LEAP-FORWARD DEVELOPMENT STRATEGIES

Financial highlightsiG
                                                    As at 31 December
                                                 2004              2003          Growth
                                             RMB (million)     RMB (million)      (%)
---------------------------------------------------------------------------------------
Total turnover                                  3,038             2,468           23.1
Operating profit                                  630               563           12.0
Profit attributable to shareholder                567               512           10.9
Earnings per share (Basic RMB cents)               13                12            N/A


(Hong Kong, 17 March 2005) - Guangshen Railway Company Limited ("Guangshen Railway" or "the Company") (Stock Code:525) today announced its audited results for the year ended 31 December 2004.

For year ended 31 December 2004, Guangshen Railway's turnover grew 23.1% compared with the corresponding period in 2003, climbing to RMB3,038 million. Operating profit went up by 12.0% over that of 2003 to reach RMB630 million. Profit attributable to shareholder increased 10.9% to approximately RMB567 million. Basic earning per share were RMB13 cents. The Board of Directors recommends the payment of a final dividend of RMB11 cents per share. In 2004, benefiting from the strong local demand prompted by the continuous and stable economic growth in China, the gradual implementation of the Closer Economic Partnership Arrangement and the "Relaxed Individual Travel" Programme to Hong Kong and Macau Special Administrative Region, the Company enjoyed robust growth.

During the year, passenger transportation remained as the major revenue contributor of the Company. The turnover from passenger transportation increased 26.2% to approximately RMB2,260 million, which accounted for 74.4% of the Company's total turnover. In 2004, the total number of passengers was 46 million, representing an increase of 21.5% over the previous year. Besides the above factors that operating environment turned better, the significant increase in turnover was mainly due to the continuous optimization of the Company's train operations, the scientific arrangement of transportation capacity, the adjustment and refurbishment of passenger stations to boost service quality, etc.

                                     - More-

Guangshen Railway Company Limited
2004 annual announcement - Page 2
17 March 2005


As for its freight transportation business, with the surges in demand for energy and raw materials in China and the Chinese government stepping up its crackdown on oversize and overloaded trucks on highways, the Company freight transportation volume increased 24% over that of 2003 to reach the total of 34 million tonnes. The revenues from freight transportation 2004 were RMB612 million, representing an increase of 16.2% over that of 2003.

Mr. Wu Junguang, Director of Guangshen Railway, said, "In the past year, through strengthened marketing and offering high quality transportation services, Guangshen enhanced its competitiveness, and secured larger market share and relatively good results. I am very grateful to see such remarkable performance. 2005 will be a critical year for the Company to expand and implement its "great-leap-forward' development strategies. We will diligently adhere to our goal of achieving "safety, quality, efficiency, development and stability", actively enhance our capital operations and strengthen our core transportation business; accelerate boosting the capacity of the railway system and construction of infrastructure, and increase transportation capacity; and continuously promote innovations on management, system and technology. We are dedicated to becoming the most efficient transportation enterprise that boasts the highest technological expertise and modernized management"

Guangshen Railway's resolution to issue not more than 2,750 million ordinary A shares in RMB to finance the acquisition of the railway business between Guangzhou and Pingshi, including all related assets and liabilities, from Yang Cheng Railway Company was approved by the Company's extraordinary general meeting in 2004. Its acquisition can improve its consolidated economic efficiency, achieve scale operation and explore additional financing channels.

To satisfy the continuously increasing demand of passengers in Shenzhen, Guangshen Railway will increase the transportation capacity of its railway, enlarge the operation scale and continue to accelerate the construction of the fourth line between Guangzhou and Shenzhen, and strengthen the core businesses of passenger and freight transportation. These initiatives will enhance the Company's competitiveness in the market.

Mr. Wu concluded, "In 2005, the Chinese economy is expected to experience continuous stable growth. That and the strengthening economic cooperation among parties in the "Extensive Pearl River Delta", the continuous relaxation of the "Relaxed Individual Travel" to Hong Kong and the Macau Special Administrative Region, the Shenzhen Subway commencing operation and the completion and the opening of the Hong Kong Disneyland in September this year, will together prompt the surge in demand for the Company's passenger and freight transportation services in the region. Guangshen Railway is ready to meet challenges in the future. We will seize all opportunities to maximize returns to our shareholders."

                                     - End -

Guangshen Railway Company Limited
2004 annual announcement - Page 3
17 March 2005


About Guangshen Railway Company Limited
---------------------------------------
Guangshen Railway Company Limited is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long distance passenger transportation services. The company also cooperates with Kowloon-Canton Railway Corporation ("KCR") in operating the Hong Kong through passenger train service. It also provides railway facilities, technical support services, and sells souvenirs, and food and beverage on the train and in railway stations. It is the one and only railway enterprise listed outside the PRC and operates the most modern sections of the Chinese railway network. Running through the heart of the fast growing Pearl River Delta region, the Guangzhou-Shenzhen Railway is an integral part of the transportation network in southern China. It is also the only railway link between Hong Kong and Mainland China.


For Enquiries:
--------------

Strategic Financial Relations (China) Limited
---------------------------------------------

Ms. Serine Li     Tel:(852) 2864 4811       E-mail:serine@strategic.com.hk
Ms. Cherry Mok    Tel:(852) 2864 4839       E-mail:cherry@strategic.com.hk
Ms. Anna Luk      Tel:(852) 2864 4877       E-mail:annaluk@strategic.com.hk
Fax:              (852) 2527 1271


Guangshen Railway Company Limited
---------------------------------

Mr. Yao Xiaocong    Chief Financial Officer                     Tel:(86-755) 2558 4891    E-mail:yaoxiaocong@vip.sina.com

Mr. Guo Xiangdong   Company Secretary                           Tel:(86-755) 2558 7920    E-mail:guoxiangdong@gsrc.com

Ms. Deng Yanxia     Officer of Securities Division              Tel:(86-755) 2558 8146    E-mail:gracedeng@gsrc.com



Audited profit and loss statement
As at 31 December

                                       2004               2003           Growth
                                 RMB ('000)         RMB ('000)              (%)
--------------------------------------------------------------------------------
Total turnover                    3,038,149          2,468,182            23.1%

Operating profit                    630,173            562,713            12.0%

Net profit before tax               665,160            605,169             9.9%

Net profit after tax                566,738            511,730            10.7%

Minority interests                      746                 32           2,231%

Profit attributable to              567,484            511,762            10.9%
    shareholders

Guangshen Railway Company Limited
2004 annual announcement - Page 4
17 March 2005



The table below illustrates the revenues from passenger transportation business and passenger volumes for the year ended 31 December 2004 as compared with the corresponding period in 2003:

                                           As at 31 December              Growth
                                               2004            2003          (%)
--------------------------------------------------------------------------------
Revenues from passenger                   2,259,671       1,790,204        26.2%
transportation(RMB thousands)
----Guangzhou-Shenzhen trains             1,152,529         913,443        26.2%
----Hong Kong through-trains                436,918         322,316        35.6%
----Long-distance trains                    670,224         554,444        20.8%
Total number of passengers                   46,012          37,861        21.5%
(thousand persons)
----Guangzhou-Shenzhen trains                20,270          16,027        26.5%
----Hong Kong through-trains                  2,890           2,015        43.4%
----Long-distance trains                     22,852          19,819        15.3%
Revenue per passenger (RMB)                   49.10           47.28         3.8%
----Guangzhou-Shenzhen trains                 56.86           56.99       (0.2%)
----Hong Kong through-trains                 151.18          159.96       (5.5%)
----Long-distance trains                      29.33           27.98         4.8%
Total passengers-kilometres (millions)      4,200.2         3,295.5        27.5%
Revenue per passenger-kilometre (RMB)
                                               0.54            0.54          ---

Guangshen Railway Company Limited
2004 annual announcement - Page 5
17 March 2005



The table below illustrates the revenues from its freight transportation business and freight volume for the year ended 31 December 2004 as compared with the same period in 2003:

                                          As at 31 December            Growth
                                              2004          2003          (%)
--------------------------------------------------------------------------------
Revenues from freight                      611,807       526,382        16.2%
transportation (RMB thousand)
----Revenues from outbound                 113,421        88,042        28.8%
        freight transportation
----Revenues from inbound and              323,108       267,844        20.6%
        pass-through
        transportation
----Revenues from storage,                 175,278       170,496         2.8%
        loading and unloading and
        other miscellaneous items
Total tonnage (thousand tones)              34,199        27,584        24.0%
----Outbound freight tonnage                 8,241         6,466        27.5%
----Inbound and pass-through                25,958        21,118        22.9%
        freight tonnage
Revenue per tonne (RMB)                      17.89         19.08       (6.2%)
Total tonne-kilometres (million)           2,489.5       1,978.9        25.8%
Revenue per tonne-kilometre (RMB)             0.25          0.27       (7.4%)